Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2025 provides an update to our annual MD&A dated March 31, 2025 for the fiscal year ended December 31, 2024. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2024 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of November 10, 2025.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2025 and beyond, including the global demand for our products or our HPDI joint venture's products (including the HPDI 2.0TM fuel systems), our ability to successfully realize the benefits of the divestiture of our Light-Duty business (including potential earnout payments), the future success of our business and technology strategies, opportunities available to sell and supply our products in North America, consumer confidence levels, our ability to strengthen our liquidity, growth in our HPDI joint venture, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR+ at www.sedarplus.ca. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

Management's Discussion and Analysis

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•On August 26, 2025, we announced the resignation of our previous Chief Financial Officer, William Larkin and appointed Elizabeth Owens as his successor.

•On September 29, 2025, we filed the final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities to allow Westport to offer up to USD $100 million of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.

•For the three months ended September 30, 2025, Cespira, our joint venture with Volvo Group, increased its revenue by $3.1 million or 19% compared to the prior year quarter.

•On October 14, 2025, we announced that Cespira signed an agreement with and received full payment from a second original equipment manufacturer ("OEM") for Cespira's HPDI components to be utilized in a customer truck trial for assessing the market's interest and viability of the direct injection system in certain heavy-duty trucking markets.

•On November 6, 2025, we announced a solution for natural gas, heavy-duty transport, designed to deliver lower total cost of ownership, diesel-like performance, and fuel flexibility to operate on natural gas, compressed natural gas ("CNG"), renewable natural gas ("RNG"), and blends. A key step to expanding the Company's reach to new markets such as North America

BUSINESS OVERVIEW

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply components and systems that enable the transition from traditional fuels to cleaner energy solutions for heavy-duty commercial vehicles and other on- and off-road applications.

Our technologies support a wide range of clean fuels – including liquified natural gas ("LNG"), CNG, RNG, and hydrogen (“H2”) – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals - without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.

Our portfolio includes our High-Pressure Controls and Systems segment sold under the GFI brand and a 55% ownership in Cespira, a joint venture with Volvo Group ("Volvo"). Our High-Pressure Controls and Systems segment designs, develops, and produces components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types include pressure regulators, injectors, electronic control units, valves and filters, and high-pressure hydrogen components. Cespira launched in 2024 and is committed to advancing the development and commercialization of the HPDI™ fuel system, a fully OEM-integrated gaseous fuel system that enables heavy-duty diesel engines to operate with a range of clean-burning fuels including natural gas, RNG, hydrogen and other alternative fuels without any performance or efficiency compromises relative to the base diesel engine platform. As part of Westport and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road

Management's Discussion and Analysis
today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.

Headquartered in Vancouver, British Columbia, Canada, with operations in Europe, Asia, and North America, we serve automotive OEMs and Tier 1 and Tier 2 OEM suppliers globally.

Business Segments
Our technologies, products, and services are sold under our established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets worldwide. On July 29, 2025, we closed the sale of our Light-Duty segment in accordance with the sale and purchase agreement signed on March 30, 2025 and, as highlighted in our interim financial statements, the Light-Duty segment is a discontinued operation. Subsequent to the sale of the Light-Duty segment our business continues to operate under the following three segments:

High-Pressure Controls and Systems
Our High-Pressure Controls and Systems segment is at the forefront of the clean energy revolution, designing, developing, and producing high-demand components for transportation and industrial applications. We partner with the world's leading fuel cell, hydrogen engine and alternative fuel engine manufacturers and companies committed to decarbonizing transport, offering versatile solutions that serve a variety of fuel types. While hydrogen is key to the future decarbonization of transport, our components and solutions are already powering emission-reducing innovation today across a range of alternative fuels. While we are a small enterprise, our strategic position and innovative capabilities put us on the cusp of significant growth, ensuring we are the go-to choice for those shaping the future of clean energy, today and tomorrow.

Heavy-Duty OEM
Our Heavy-Duty OEM business represents historical results from our heavy-duty business for the period January 1, 2024, until the formation of the Cespira joint venture which occurred on June 3, 2024. In 2025, the Heavy-Duty OEM segment reflects revenue from a transitional services agreement in place with Cespira, intended to support the joint venture ("JV") in the short-term as the organization establishes its operations. The transitional services agreement with Cespira ended in Q2 2025.

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), establishing Cespira to promote, develop, and commercialize the HPDI fuel system technology (see Material Contracts – Joint Venture Governance Agreements). The JV prioritizes scaling the HPDI fuel system and supporting the global transition to carbon-neutral fuel systems, particularly in heavy-duty, long-haul trucking, where multiple technologies are required to achieve substantial decarbonization. Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. Cespira's business operations involve supplying systems, engineering services and components, including LNG HPDI fuel system products, to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative fuels while delivering equivalent power, torque, and fuel efficiency as conventional compression ignition engines. The system can be a cost-effective way to reduce greenhouse gas emissions using renewable fuels such as RNG. Furthermore, the JV is engaged in adapting HPDI fuel systems for hydrogen and other alternative fuel applications in internal combustion engines.

Light-Duty (Discontinued Operations)
The Light-Duty segment specializes in LPG and CNG solutions, including fuel storage tanks, catering to OEM, delayed OEM (“DOEM”), and independent aftermarket (“IAM”) markets. Customers can choose from Westport IAM conversions, DOEM solutions, or OEM-manufactured mono-fuel and bi-fuel vehicles. The segment offers industry-leading direct injection engine technology that complies with EURO 7 and EPA 24 standards, along with lightweight, high-quality fuel storage solutions.

Management's Discussion and Analysis
The Light-Duty business serves three distinct markets:
1.OEM: Systems are integrated into production lines by vehicle manufacturers.
2.DOEM: Conversions are performed at 0 km in specialized centers operated by Westport or its partners.
3.IAM: Aftermarket products, including conversion kits, support post-sale conversions through an extensive dealer and installer network operating in approximately 70 countries worldwide.

Westport works to distinguish itself as a global company that integrates and manufactures mechanical components, electronics, and fuel storage systems, providing a seamless and efficient solution for our customers.

RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation, Policies and Incentives
Government regulation is a key factor in driving accelerated global demand for and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these measures are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Availability of government initiatives, incentive programs, subsidies and tax credits, in both the U.S. and Canada, aimed at encouraging hydrogen production have recently slowed and remain in flux. There can be no assurance that these economic incentives will continue to be available or develop as we anticipate. Any reduction, delay or shift in government incentives or policy could impact support for hydrogen development or the expansion of alternative refueling infrastructure, making it less likely that a mass market for our fuel systems will develop.

Inflationary Pressures

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. Increases in trade conflicts, protectionism and the ongoing threat of global tariffs that are impacting the automotive sector, continue to increase inflationary pressures on sourcing of components. Westport sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression. While we anticipate that the global tariff situation may have limited direct impact on us, we cannot predict the impact any secondary longer-term effects may have on us indirectly caused by the tariff disruption to our customers' and suppliers' businesses.

Competing Technologies

Due to the significant investments required for direct injection ("DI") technology, including the need for specialized calibrations, competition in this space remains limited, as not all competitors can meet these demanding requirements. Westport, however, has established itself as a leader in DI technology, leveraging its expertise and advanced engineering to stay at the forefront of innovation. This strong market position allows Westport to deliver high-performance solutions that set it apart from competitors who struggle to keep pace with the complexities of DI technology.

At the same time, some of our products face, and will continue to face, significant competition from alternative powertrain technologies, including from incumbent technologies. As the market for natural gas engine products continues to grow, this competition may increase. New developments in technology may negatively affect the development or sale of some or all our products or make our products noncompetitive or obsolete. Other companies, many of which have substantially greater

Management's Discussion and Analysis
customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or unregulated emissions performance, including CO2 reduction; fuel economy; fuel cost; fuel flexibility; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

European natural gas prices, although elevated recently, are still significantly below the record highs of 2022. Lower demand, influenced by reduced economic activity and previous mild weather, has contributed to price moderation. Additionally, the diversification of gas imports continues to be a key focus of European energy policy. Long-term forecasts suggest that natural gas prices will remain well below 2022 peaks. This outlook reinforces the fuel’s cost-effectiveness and its role in advancing the transition to natural gas-powered vehicles.

In addition to the risks referred to above, readers should also refer to the risks discussed in our Annual Information Form for the year ended December 31, 2024, dated March 31, 2025, under the heading "Risk Factors".

Long-term Profitability and Liquidity

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three and nine months ended September 30, 2025. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the nine months ended September 30, 2025, we had operating losses from continuing operations of $10.5 million. Cash used in continuing operating activities was $18.7 million for the nine months ended September 30, 2025 and was primarily driven by operating losses and changes in working capital.

As at September 30, 2025, we had cash and cash equivalents of $33.1 million and long-term debt of $3.9 million from Export Development Canada ("EDC"), of which all is current.

On July 14, 2025, we entered into a short-term loan with a wholly-owned investment vehicle of Heliaca Investments (the "Purchaser") for $5.8 million (€5.0 million). The loan was subsequently repaid on July 29, 2025.

On July 29, 2025, we closed the sale of our Light-Duty segment to the Purchaser for consideration of $60.0 million (€51.4 million). We recorded a $35.3 million loss on disposal of the operations in respect of the sale. In the quarter, we received proceeds of $47.1 million (€40.4 million) from the Purchaser in cash and other consideration. We expect to receive an additional $12.8 million (€11.0 million) from proceeds held in escrow. The proceeds held in escrow will be released to us in four tranches by year-end 2025, early 2026, early 2027 and mid-year 2027. Purchase price adjustments may impact the final

Management's Discussion and Analysis
proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by us that are customary in nature. Subsequent to the quarter-end, we received $3.5 million (€3.0 million) from escrow ahead of the year-end 2025 deadline.

Further, up to $3.8 million (€3.3 million) in potential earnouts will be payable to us if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement ("SPA").

Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets and borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not within our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

THIRD QUARTER 2025 RESULTS
Revenues for the three months ended September 30, 2025 decreased by 68% to $1.6 million compared to $4.9 million in the same quarter last year. As planned, our Heavy-Duty OEM segment ended its transitional service agreement with Cespira at the end of Q2 2025 resulting in reduction in revenue when comparing period over period.

We reported a net loss from continuing operations of $10.4 million for the three months ended September 30, 2025 compared to net loss from continuing operations of $6.0 million for the same quarter last year. This was primarily the result of:

•an increase in operating expenditures in research & development and selling, general and administrative expenses
•a decrease in gross profit of $0.2 million compared to the prior year
•negative impact from changes in foreign exchange gains and losses of $3.0 million

Cash and cash equivalents were $33.1 million at the end of the third quarter 2025. Cash used in operating activities was $4.5 million, primarily driven by operating losses in the quarter partially offset by decreases in working capital of $0.9 million. Investing activities primarily consisted of capital contributions into Cespira of $11.0 million and cash received from the sale of the Light-Duty segment to the Purchaser, net of cash in the disposed of operations for $26.0 million. Cash used in financing activities was primarily net debt repayments of $1.0 million in the period.

We reported negative adjusted EBITDA of $5.9 million, (see "Non-GAAP Financial Measures" section in this MD&A) during the third quarter as compared to negative adjusted EBITDA of $0.8 million for the same quarter last year. The increase in negative adjusted EBITDA was primarily driven by a decrease in gross profit, partially offset by a decrease in operating expenditures.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$1.6	$4.9	$21.4	$33.4
Gross margin[1]	$0.5	$0.7	$2.9	$2.4
Gross margin %[1]	31%	14%	14%	7%
Loss from investments accounted for by the equity method	$(3.2)	$(3.0)	$(10.8)	$(4.1)
Net income (loss) from continuing operations	$(10.4)	$(6.0)	$(20.8)	$(17.8)
Net income (loss) from discontinued operations	$(3.3)	$2.1	$(29.8)	$6.1
Net income (loss) for the period	$(13.7)	$(3.9)	$(50.5)	$(11.7)
Net income (loss) per share - basic	$(0.79)	$(0.22)	$(2.91)	$(0.68)
Net income (loss) per share - diluted	$(0.79)	$(0.22)	$(2.91)	$(0.68)
Weighted average basic shares outstanding in millions	17.4	17.3	17.3	17.2
Weighted average diluted shares outstanding millions	17.4	17.3	17.3	17.2
EBIT[1]	$(14.0)	$(2.1)	$(48.1)	$(7.2)
EBITDA[1]	$(12.8)	$(0.3)	$(42.9)	$(0.5)
Adjusted EBITDA[1]	$(5.9)	$(0.8)	$(6.9)	$(9.4)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$33.1	$14.8
Net working capital[1]	0.3	5.8
Assets held-for-sale	—	207.9
Total assets	104.1	291.6
Long-term debt, including current portion	3.9	6.8
Other non-current liabilities[1]	2.6	42.4
Liabilities held-for-sale	—	124.9
Total liabilities	23.9	154.6
Shareholders' equity	80.2	137.0
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

Revenue for the three and nine months ended September 30, 2025

(in millions of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2025	2024	$	%	2025	2024	$	%
High-Pressure Controls & Systems	1.6	1.8	(0.2)	(11)%	6.4	7.8	(1.4)	(18)%
Heavy-Duty OEM	—	$3.1	$(3.1)	(100)%	$15.0	$25.6	$(10.6)	(41)%
Total Revenue in Continuing Operations	$1.6	$4.9	$(3.3)	(67)%	$21.4	$33.4	$(12.0)	(36)%
High-Pressure Controls & Systems
Revenue for the three and nine months ended September 30, 2025 was $1.6 million and $6.4 million, respectively, compared with $1.8 million and $7.8 million for the three and nine months ended September 30, 2024.

The decrease in revenue for the three months ended September 30, 2025 was primarily driven by lower sales during the plant relocation from Italy to Canada and China.

The decrease in revenue for the nine months ended September 30, 2025 compared to the prior year was primarily driven by the hydrogen industry slowdown impacting demand for hydrogen components.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Gross Profit for the three months ended September 30, 2025

(in millions of U.S. dollars)	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2025	Revenue	2024	Revenue	$	%
High-Pressure Controls & Systems	0.5	31%	0.4	22%	0.1	25%
Heavy-Duty OEM	—	—%	0.3	10%	(0.3)	(100)%
Total gross profit in continuing operations	$0.5	31%	$0.7	14%	$(0.2)	(29)%

High-Pressure Controls & Systems
Gross profit increased by $0.1 million to $0.5 million, or 31% of revenue, for the three months ended September 30, 2025 compared to $0.4 million or 22% of revenue, for the three months ended September 30, 2024. The increase in gross profit was primarily driven by engineering service revenue in the quarter that had higher margins.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Management's Discussion and Analysis
Gross Profit for the nine months ended September 30, 2025

(in millions of U.S. dollars)	Nine months ended September 30,	% of Revenue	Nine months ended September 30,	% of Revenue	Change
	2025		2024		$	%
High-Pressure Controls & Systems	1.1	17%	2.0	26%	(0.9)	(45)%
Heavy-Duty OEM	1.8	12%	0.4	2%	1.4	350%
Total gross profit in continuing operations	$2.9	14%	$2.4	7%	$0.5	21%

High-Pressure Controls & Systems
Gross profit decreased by $0.9 million to $1.1 million, or 17% of revenue, for the nine months ended September 30, 2025 compared to $2.0 million, or 26% of revenue, for the nine months ended September 30, 2024. The decrease in gross margin was primarily related to lower revenue and an increase in material costs.

Heavy-Duty OEM
Gross profit increased by $1.4 million to $1.8 million, or 12% of revenue, for the nine months ended September 30, 2025 compared to $0.4 million, or 2% of revenue, for the nine months ended September 30, 2024. The Heavy-Duty OEM segment received $1.5 million in credits from component suppliers for inventory sold in the period.

Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2025	2024	$	%	2025	2024	$	%
High-Pressure Controls & Systems	2.3	1.3	1.0	77%	5.0	4.2	0.8	19%
Heavy-Duty OEM	—	(0.6)	0.6	(100)%	0.2	4.2	(4.0)	(95)%
Total R&D expenses	$2.3	$0.7	$1.6	229%	$5.2	$8.4	$(3.2)	(38)%
High-Pressure Controls & Systems
R&D expenses for the three and nine months ended September 30, 2025 were $2.3 million and $5.0 million compared to $1.3 million and $4.2 million for the three and nine months ended September 30, 2024, respectively. The increase of $1.0 million in the current quarter was primarily driven by our provision for estimated losses on a hydrogen development program. There are ongoing negotiations with our customer and the final outcome is uncertain. In addition, we incurred plant relocation costs in the quarter.

Heavy-Duty OEM
R&D expenses for the three and nine months ended September 30, 2025 were nil and $0.2 million compared to a recovery of $0.6 million and $4.2 million for the three and nine months ended September 30, 2024, respectively. R&D activities have continued in Cespira after the formation of the joint venture on June 3, 2024. In the prior year, we realized recoveries on certain engineering costs that were previously recorded as R&D within the segment.

Management's Discussion and Analysis
Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2025	2024	$	%	2025	2024	$	%
High-Pressure Controls & Systems	0.6	0.3	0.3	100%	1.4	1.2	0.2	17%
Heavy-Duty OEM	—	0.1	(0.1)	(100)%	0.2	3.9	(3.7)	(95)%
Corporate	3.8	3.4	0.4	12%	10.3	13.7	(3.4)	(25)%
Total SG&A expenses	$4.4	$3.8	$0.6	16%	$11.9	$18.8	$(6.9)	(37)%

High-Pressure Controls & Systems
SG&A expenses for the three and nine months ended September 30, 2025 were $0.6 million and $1.4 million, compared with $0.3 million and $1.2 million for the three and nine months ended September 30, 2024, respectively. The increase of $0.3 million in the current quarter was primarily driven by increased activity in our China plant operations.

Heavy-Duty OEM
SG&A expenses for the three and nine months ended September 30, 2025 were nil and $0.2 million, compared with $0.1 million and $3.9 million for the three and nine months ended September 30, 2024, respectively. The decrease in SG&A expenses was primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the three and nine months ended September 30, 2025 were $3.8 million and $10.3 million, respectively, compared with $3.4 million and $13.7 million for the three and nine months ended September 30, 2024. The increase in Corporate SG&A expenses in the quarter included compensation for the departure of an executive as part of our cost cutting initiatives to align our continuing operating costs with the size of our company. The decrease in Corporate SG&A expenses for the nine months ended was primarily driven by lower compensation costs from our cost-cutting initiatives.

Management's Discussion and Analysis
Other significant expense and income items for the three and nine months ended September 30, 2025

(in millions of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Foreign exchange (gain) loss	$1.3	$(1.7)	$(4.1)	$0.1
Depreciation and amortization:
Cost of sales depreciation and amortization	—	0.1	0.2	1.5
Operating expense depreciation and amortization	0.2	0.1	0.4	0.6
Total depreciation and amortization	$0.2	$0.2	$0.6	$2.1

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2025, we recognized foreign exchange losses of $1.3 million and gains of $4.1 million, respectively, compared to a foreign exchange gain of $1.7 million and a foreign exchange loss of $0.1 million for the three and nine months ended September 30, 2024, respectively. The loss recognized in the current period primarily relates to unrealized foreign exchange losses resulting from the translation of U.S. dollar denominated debt in our Canadian legal entities and realized foreign exchange losses from settling long-term foreign currency denominated intercompany receivables and payables with our Light-Duty segment.

Depreciation and amortization for the three and nine months ended September 30, 2025 were $0.2 million and $0.6 million, respectively compared to $0.2 million and $2.1 million for the three and nine months ended September 30, 2024, respectively. The amounts included in cost of revenue for the three and nine months ended September 30, 2025 were $0.0 million and $0.2 million, respectively, compared with $0.1 million and $1.5 million for the three and nine months ended September 30, 2024.

Loss from investments accounted for by the equity method for the three and nine months ended September 30, 2025 were a loss of $3.2 million and $10.8 million, respectively, compared to a loss of $3.0 million and $4.1 million for the three and nine months ended September 30, 2024, respectively. This was driven by our 55% ownership interest in Cespira.

Interest on long-term debt and amortization of discount

(in millions of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest expense on long-term debt	$0.1	$0.3	$0.5	$0.9
The decreases in interest expense on long-term debt for the three and nine months ended September 30, 2025 compared to the prior year periods was driven by the reduction in the outstanding balance of the EDC term loan.

Income tax expense from continuing operations was nil and $0.1 million for the three and nine months ended September 30, 2025 compared to income tax expense of $0.4 million and $0.6 million for the three and nine months ended September 30, 2024, respectively.

Management's Discussion and Analysis
Light-Duty (Discontinued Operations)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$20.0	$61.4	$(41.4)	(67)%	$160.0	$193.8	$(33.8)	(17)%
Gross profit[1]	4.3	13.8	(9.5)	(69)%	33.1	40.8	(7.7)	(19)%
Gross margin[1]	22%	22%			21%	21%
R&D expense	1.0	2.6	(1.6)	(62)%	6.8	9.1	(2.3)	(25)%
SG&A expense	1.7	6.7	(5.0)	(75)%	14.3	20.4	(6.1)	(30)%
Income (loss) before income taxes	(3.1)	3.1	(6.2)	(200)%	(27.5)	8.6	(36.1)	(420)%
On July 29, 2025, we closed the sale of our Light-Duty segment to the Purchaser. As a result, quarter-to-date and year-to-date financial results only included one month and seven months of discontinued operations activity, respectively.
As part of the discontinued operations in the quarter, we recorded an additional $5.1 million loss on disposal of the Light-Duty segment. This was primarily driven by increases in the net assets of the disposal group for activity in the quarter and changes in foreign exchange rates between Euro and US Dollar impacting translation of foreign currency balances on the closing date compared to June 30, 2025 when the disposal group was previously classified as held-for-sale. We continue to account for any changes in purchase price adjustments through the loss on disposal in discontinued operations as we finalize post-closing items with the Purchaser in accordance with the SPA.

Related party transactions
Westport's related parties are Cespira, directors, officers and shareholders that own more than 10% of our shares.
We engage in transactions with Cespira primarily through cross-charges, provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Sales of goods, services, and other income	$0.1	$2.7	$15.7	$3.3
Inventory purchased, services and other expenses	0.2	—	1.5	—

Related party balances with Cespira	September 30, 2025	December 31, 2024
Receivables (note 6 in the interim financial statements)	$0.2	$5.0
Payables (note 10 in the interim financial statements)	$0.2	$1.1

Management's Discussion and Analysis
Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in notes 8 and 15 of our interim financial statements for the three and nine months ended September 30, 2025.

The following table sets forth a summary of the financial results of Cespira for the three and nine months ended September 30, 2025. In the 2024 comparatives, Cespira had four months of operations after its formation on June 3, 2024:

	Three months ended September 30,		Change		Nine months ended September 30,		Change
(in millions of U.S. dollars)	2025	2024	$	%	2025	2024	$	%
Total revenue	$19.3	$16.2	$3.1	19%	$48.1	$20.3	$27.8	137%
Gross profit[1]	(1.1)	(0.2)	(0.9)	450%	(2.5)	—	(2.5)	—%
Gross margin %	(6)%	(1)%			(5)%	—%
Loss before income taxes	(6.0)	(5.3)	(0.7)	13%	(19.8)	(7.5)	(12.3)	164%
Net loss attributable to the Company	(3.2)	(3.0)	(0.2)	7%	(10.8)	(4.1)	(6.7)	163%
1Gross margin is a non-GAAP financial measure. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measure or ratio.

Revenue
Revenue for the three and nine months ended September 30, 2025 was $19.3 million and $48.1 million compared to revenue for the three and nine months ended September 30, 2024 was $16.2 million and $20.3 million, respectively. The increase in revenue in the current quarter was primarily driven by higher volumes of systems sold compared to the prior year quarter.

Gross Profit
Gross profit was negative $1.1 million and negative $2.5 million for the three and nine months ended September 30, 2025, respectively. Gross profit was negative $0.2 million and nil for the three and nine months ended September 30, 2024, respectively.

Loss before income taxes
Cespira incurred losses of $6.0 million and $19.8 million for the three and nine months ended September 30, 2025. Cespira continues to incur losses as it scales its operations and expands into other markets.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents in continuing operations increased by $27.0 million during the third quarter of 2025 to $33.1 million from $6.1 million as at June 30, 2025 and increased by $18.3 million during the nine months of 2025 from $14.8 million at December 31, 2024. The increase in cash during the three months ended September 30, 2025 was primarily driven by receiving a portion of the consideration from the sale of the Light-Duty segment to the Purchaser, partially offset by our operating losses, funding of the Cespira JV, purchases of fixed assets and debt repayments.

Cash Flow from Operating Activities
For the three months ended September 30, 2025, our net cash used in operating activities of continuing operations was $4.5 million, a decrease of net cash used of $7.2 million compared to net cash used in operating activities of continuing operations of $11.7 million in the three months ended September 30, 2024. The decrease in net cash used in operating activities was primarily driven by decreases in working capital, partially offset by increasing operating losses.
Cash Flow from Investing Activities
For the three months ended September 30, 2025, our net cash provided by investing activities of continuing operations was $14.5 million compared to net cash provided by investing activities of continuing operations of $9.4 million for the three months ended September 30, 2024. The increase in net cash provided by investing activities of continuing operations was primarily driven by the proceeds from the sale of the Light-Duty segment to the Purchaser for $26.0 million, partially offset by capital contributions to Cespira JV of $11.0 million and purchase of capital equipment of $0.5 million in the three months ended September 30, 2025. In the prior year quarter, we received proceeds of $9.6 million from sale of shares to Volvo related to the formation of Cespira and sale of our investment in Weichai Westport Inc.
Cash Flow from Financing Activities
For the three months ended September 30, 2025, our net cash used in financing activities of continuing operations was $1.0 million compared to net cash used in financing activities of continuing operations was $4.4 million for the three months ended September 30, 2024. In the current quarter, we paid $6.8 million in debt repayments including $5.8 million to the Purchaser for a short-term loan we borrowed within the same quarter.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years
Accounts payable and accrued liabilities	$15.5	$15.5	$15.5	$—	$—
Long-term debt, principal,(1)	3.9	3.9	3.9	—	—
Long-term debt, interest(1)	—	0.5	0.5	—	—
Operating lease obligations	1.8	2.7	0.6	1.7	0.4
	$21.2	$22.6	$20.5	$1.7	$0.4

Notes

(1) For details of our long-term debt, principal and interest, see note 11 in the interim financial statements.

SHARES OUTSTANDING

During the nine months ended September 30, 2025 and September 30, 2024, the weighted average number of shares used in calculating the basic and diluted net loss per share was 17,337,428 and 17,241,469, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	September 30, 2025		November 10, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	17,351,005		17,362,535
Share Units
Outstanding	737,485	6.28	725,955	N/A
Exercisable	491	31.07	491	N/A

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, revenue recognition, inventories, property, plant and equipment and intangible assets. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2024, filed on March 31, 2025. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the September 30, 2025 interim financial statements, and we do not expect to adopt any significant changes at this time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. The Company has the option to elect to adopt this ASU (a) prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods; or (b) retrospectively by providing the revised disclosures for all periods presented. The Company is assessing the impact of this ASU and expects it to impact disclosures with no impact to its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a result of the disposal of the Light-Duty business, during the three months ended September 30, 2025, there have been changes to our internal controls over financial reporting.

There have been no other changes in our internal controls over financial reporting for the three and nine months ended September 30, 2025, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past years as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25
(in millions of U.S. dollars except for per share amounts)
Total revenue	$87.2	$77.6	$83.4	$66.2	$75.1	$71.0	$88.8	$21.6
Continuing operations	$23.7	$14.4	$14.1	$4.9	$7.3	$7.3	$12.5	$1.6
Discontinued operations	$63.5	$63.2	$69.3	$61.3	$67.8	$63.7	$76.3	$20.0
Gross profit[1]	$8.0	$11.7	$17.1	$14.5	$14.3	$15.2	$16.0	$4.8
Continuing operations	$(4.5)	$(0.6)	$2.3	$0.7	$0.4	$1.5	$0.9	$0.5
Discontinued operations	$12.5	$12.3	$14.8	$13.8	$13.9	$13.7	$15.1	$4.3
Gross margin percentage[1]	9.2%	15.1%	20.5%	21.9%	19.0%	21.4%	18.0%	22.2%
Continuing operations	(19.0)%	(4.2)%	16.3%	14.3%	5.5%	20.5%	7.2%	31.3%
Discontinued operations	19.7%	19.5%	21.4%	22.5%	20.5%	21.5%	19.8%	21.5%
Loss from investments accounted for by the equity method	$0.1	$—	$(0.7)	$(2.8)	$(1.9)	$(3.8)	$(3.2)	$(3.0)
Continuing operations	$—	$—	$(1.1)	$(3.0)	$(2.6)	$(3.9)	$(3.6)	$(3.1)
Discontinued operations	$0.1	$—	$0.4	$0.2	$0.7	$0.1	$0.4	$0.1
Net income (loss)	$(13.9)	$(13.6)	$5.8	$(3.9)	$(10.1)	$(2.5)	$(34.3)	$(13.7)
Continuing operations	$(14.6)	$(16.0)	$4.1	$(6.0)	$(13.6)	$(5.3)	$(5.1)	$(10.4)
Discontinued operations	$0.7	$2.4	$1.7	$2.1	$3.5	$2.8	$(29.2)	$(3.3)
EBITDA[1]	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)	$(30.0)	$(12.8)
Adjusted EBITDA[1]	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)	$—	$(1.0)	$(5.9)
U.S. dollar to Euro average exchange rate	0.92	0.92	0.93	0.91	0.94	0.95	0.88	0.86
U.S. dollar to Canadian dollar average exchange rate	1.35	1.35	1.37	1.36	1.39	1.43	1.38	1.38
(Loss) income per share:
Basic	$(0.81)	$(0.79)	$0.34	$(0.22)	$(0.57)	$(0.14)	$(1.98)	$(0.79)
Continuing operations	$(0.85)	$(0.93)	$0.24	$(0.35)	$(0.77)	$(0.31)	$(0.29)	$(0.60)
Discontinued operations	$0.04	$0.14	$0.10	$0.12	$0.20	$0.16	$(1.69)	$(0.19)
Diluted	$(0.81)	$(0.79)	$0.34	$(0.22)	$(0.57)	$(0.14)	$(1.98)	$(0.79)
Continuing operations	$(0.85)	$(0.93)	$0.24	$(0.35)	$(0.77)	$(0.31)	$(0.29)	$(0.60)
Discontinued operations	$0.04	$0.14	$0.10	$0.12	$0.20	$0.16	$(1.69)	$(0.19)
Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
REPORTABLE SEGMENTS & RECONCILIATIONS

As a result of the sale of the Light-Duty segment on July 29, 2025 the Company has classified the business as discontinued operations and held-for-sale. Westport reports its results in the following three reportable segments for its continuing operations: High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to condensed consolidated interim statement of operations can be found in section "Non-GAAP Measures & Reconciliation" within this MD&A.

	Three months ended September 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1.6	$—	$19.3	$20.9
Cost of revenue	1.1	—	20.4	21.5
Gross profit	0.5	—	(1.1)	(0.6)
Operating expenses:
Research & development	2.3	—	1.1	3.4
General & administrative	0.5	—	2.4	2.9
Sales & marketing	0.1	—	0.4	0.5
Depreciation & amortization	0.1	—	0.8	0.9
	3.0	—	4.7	7.7
Add back: Depreciation & amortization	0.1	—	1.6	1.7
Segment EBITDA	$(2.4)	$—	$(4.2)	$(6.6)

Management's Discussion and Analysis

	Three months ended September 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1.8	$3.1	$16.2	$21.1
Cost of revenue	1.4	2.8	16.4	20.6
Gross profit	0.4	0.3	(0.2)	0.5
Operating expenses:
Research & development	1.3	(0.6)	1.8	2.5
General & administrative	0.3	0.1	1.9	2.3
Sales & marketing	—	—	0.4	0.4
Depreciation & amortization	—	—	0.9	0.9
	1.6	(0.5)	5.0	6.1
Add back: Depreciation & amortization	0.1	—	1.1	1.2
Segment EBITDA	$(1.1)	$0.8	$(4.1)	$(4.4)

	Nine months ended September 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6.4	$15.1	$48.1	$69.6
Cost of revenue	5.3	13.3	50.6	69.2
Gross profit	1.1	1.8	(2.5)	0.4
Operating expenses:
Research & development	5.0	0.2	6.0	11.2
General & administrative	1.2	0.1	7.8	9.1
Sales & marketing	0.3	—	1.0	1.3
Depreciation & amortization	0.2	—	2.4	2.6
	6.7	0.3	17.2	24.2
Add back: Depreciation & amortization	0.4	—	4.9	5.3
Segment EBITDA	$(5.2)	$1.5	$(14.8)	$(18.5)

Management's Discussion and Analysis

	Nine months ended September 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$7.8	$25.6	$20.3	$53.7
Cost of revenue	5.8	25.2	20.3	51.3
Gross profit	2.0	0.4	—	2.4
Operating expenses:
Research & development	4.2	4.2	3.0	11.4
General & administrative	0.8	3.0	2.6	6.4
Sales & marketing	0.4	0.9	0.4	1.7
Depreciation & amortization	0.1	0.1	1.2	1.4
	5.5	8.2	7.2	20.9
Add back: Depreciation & amortization	0.4	1.4	1.6	3.4
Segment EBITDA	$(3.1)	$(6.4)	$(5.6)	$(15.1)

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20.9	$19.3	$—	$1.6
Cost of revenue	21.5	20.4	—	1.1
Gross profit	(0.6)	(1.1)	—	0.5
Operating expenses:
Research & development	3.4	1.1	—	2.3
General & administrative	2.9	2.4	3.6	4.1
Sales & marketing	0.5	0.4	0.2	0.3
Depreciation & amortization	0.9	0.8	—	0.1
	7.7	4.7	3.8	6.8
Equity loss	—	—	(3.2)	(3.2)

	Three months ended September 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$21.1	$16.2	$—	$4.9
Cost of revenue	20.6	16.4	—	4.2
Gross profit	0.5	(0.2)	—	0.7
Operating expenses:
Research & development	2.5	1.8	—	0.7
General & administrative	2.3	1.9	3.1	3.5
Sales & marketing	0.4	0.4	0.3	0.3
Depreciation & amortization	0.9	0.9	0.1	0.1
	6.1	5.0	3.5	4.6
Equity loss	—	—	(3.0)	(3.0)

Management's Discussion and Analysis

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69.6	$48.1	$—	$21.5
Cost of revenue	69.2	50.6	—	18.6
Gross profit	0.4	(2.5)	—	2.9
Operating expenses:
Research & development	11.2	6.0	—	5.2
General & administrative	9.1	7.8	9.6	10.9
Sales & marketing	1.3	1.0	0.8	1.1
Depreciation & amortization	2.6	2.4	0.1	0.3
	24.2	17.2	10.5	17.5
Equity loss	—	—	(10.8)	(10.8)

	Nine months ended September 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$53.7	$20.3	$—	$33.4
Cost of revenue	51.3	20.3	—	31.0
Gross profit	2.4	—	—	2.4
Operating expenses:
Research & development	11.4	3.0	—	8.4
General & administrative	6.4	2.6	12.6	16.4
Sales & marketing	1.7	0.4	1.2	2.5
Depreciation & amortization	1.4	1.2	0.3	0.5
	20.9	7.2	14.1	27.8
Equity loss	—	—	(4.1)	(4.1)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Total Segment EBITDA	$(6.6)	$(4.4)	$(18.5)	$(15.1)
Adjustments:
Depreciation & amortization[1]	0.1	0.2	0.5	2.1
Cespira's Segment EBITDA	(4.2)	(4.1)	(14.8)	(5.6)
Cespira's equity loss	3.2	3.0	10.8	4.1
Corporate and unallocated operating expenses	3.8	3.4	10.3	13.8
Foreign exchange (loss) gain	1.3	(1.7)	(4.1)	0.1
Gain on deconsolidation	—	—	—	(13.3)
Loss on sale of investments	—	0.3	—	0.3
Interest on long-term debt and accretion of royalty payable	0.1	0.2	0.5	0.8
Interest and other income, net of bank charges	(0.6)	(0.2)	(1.1)	(0.2)
Loss before income taxes	$(10.3)	$(5.5)	$(20.6)	$(17.2)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

Management's Discussion and Analysis
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25
Revenue	$66.2	$75.1	$71.0	$88.8	$21.6
Less: Cost of revenue	51.7	60.8	55.8	72.8	16.8
Gross profit	$14.5	$14.3	$15.2	$16.0	$4.8
Gross margin %	21.9%	19.0%	21.4%	18.0%	22.2%

Net Working Capital

	September 30, 2025	December 31, 2024
(in millions of U.S. dollars)
Accounts receivable	$13.2	$18.7
Inventories	3.4	6.7
Prepaid expenses	1.1	1.3
Accounts payable and accrued liabilities	(15.6)	(19.4)
Current portion of operating lease liabilities	(0.6)	(0.3)
Current portion of warranty liability	(1.2)	(1.2)
Net working capital	$0.3	$5.8

Management's Discussion and Analysis

	September 30, 2025	December 31, 2024
(in millions of U.S. dollars)
Total liabilities	$23.9	$154.6
Less:
Total current liabilities	21.3	109.3
Long-term debt	—	2.9
Other non-current liabilities	$2.6	$42.4

EBIT, EBITDA and ADJUSTED EBITDA

Three months ended	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25
Net income (loss)	$(13.9)	$(13.6)	$5.8	$(3.9)	$(10.1)	$(2.5)	$(34.3)	$(13.7)
Tax expense (recovery)	(0.1)	0.7	1.0	1.4	1.8	0.6	1.7	0.2
Income (loss) before income taxes	$(14.0)	$(12.9)	$6.8	$(2.5)	$(8.3)	$(1.9)	$(32.6)	$(13.5)
Interest expense (income), net[1]	(0.2)	0.5	0.5	0.4	0.2	(0.2)	0.6	(0.5)
EBIT	(14.2)	(12.4)	7.3	(2.1)	(8.1)	(2.1)	(32.0)	(14.0)
Depreciation and amortization	3.3	3.2	1.7	1.8	2.0	2.0	2.0	1.2
EBITDA	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)	$(30.0)	$(12.8)
Stock based compensation	1.4	0.3	1.2	(0.1)	—	0.3	0.4	(0.2)
Unrealized foreign exchange (gain) loss	(0.9)	1.8	0.1	(1.1)	5.4	(0.5)	(2.4)	0.9
Severance costs	—	0.5	0.2	0.1	0.1	—	—	0.8
Loss on disposal of operations[2]	—	—	—	—	—	—	30.2	5.1
Gain on deconsolidation	—	—	(13.3)	—	(1.9)	—	—	—
Restructuring costs	—	—	0.8	0.2	—	0.3	0.1	0.3
Loss on sale of assets	—	—	—	—	0.7	—	—	—
Loss on sale of investment	—	—	—	0.4	—	—	—	—
Impairment of long-term investments and long-term assets	0.4	—	—	—	—	—	0.7	—
Adjusted EBITDA	(10.0)	(6.6)	(2.0)	(0.8)	(1.8)	—	(1.0)	(5.9)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

(2) Write-down loss of classifying discontinued operations as held-for-sale related to classifying Light-Duty segment as held-for-sale (refer to Note 5 in Interim Financial Statements for details).

(3) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.